                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company:  Blue Wave Systems Inc.
                                                   Commission File No.:  0-26858


[The following press releases were disseminated on February 21, 2001 with respect to the proposed acquisition by Motorola, Inc. of Blue Wave Systems Inc.]


                  PRESS RELEASE - North American Media Markets


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Terri Thorson                       Don Crosbie
Motorola Computer Group             Blue Wave Systems Inc.
602-438-3287                        972-277-4609
terri.thorson@motorola.com          dcrosbie@bluews.com
--------------------------          -------------------

            MOTOROLA COMPUTER GROUP TO ACQUIRE BLUE WAVE SYSTEMS INC.

Acquisition of DSP Company To Enhance Motorola Computer Group's Time-to-Market
                        for Integrated Telecom Platforms

TEMPE, Ariz. - February 21, 2001 - Motorola, Inc. (NYSE: MOT) and Blue Wave Systems Inc. (NASDAQ: BWSI), a leading provider of high performance digital signal processor (DSP) solutions to original equipment manufacturers (OEMs), announced today that they have signed a definitive merger agreement. Blue Wave brings important capabilities and technologies which, when combined with those of Motorola's Computer Group (MCG), will enable the delivery of a more robust integrated platform for telecommunications OEM customers building applications such as media and access gateways, representing a significant time-to-market enhancement for those customers.

Motorola will exchange approximately 6.5 million common shares for the fully diluted common shares of Blue Wave, which is expected to have a total value between $135 million and $165 million. Each Blue Wave share will be exchanged for .3947 shares of Motorola common stock, provided that the average closing price for a share of Motorola common stock is less than or equal to $25.38 based on a twenty trading day average. If the average Motorola price per share is greater than $25.38, then the exchange ratio will be determined by dividing $10.02 by the average Motorola price per share as described above. If the average Motorola price per share is less than $20.77, then Blue Wave may exit the transaction, unless Motorola agrees to issue additional shares to increase the transaction value to $135 million. Motorola also intends to roll over existing employee stock options into Motorola options based on the final exchange ratio. The merger, which was approved by the boards of both companies, is intended to be a tax-free reorganization. The acquisition will be accounted for as a purchase and is expected to be completed in the second quarter of 2001.

Blue Wave Systems, best known for its ComStruct-TM- software environment that speeds up digital signal processing (DSP) application development by as much as five-fold when compared to traditional methods, will continue its operations in Carrollton, Texas and in Loughborough, England.

                                     -more-

MOTOROLA ACQUIRES BLUE WAVE..........................................PAGE 2 OF 4


The company will become part of the telecommunications business of Motorola Computer Group, which provides embedded equipment for the world's top telecommunications OEMs running wireless, enterprise, networking and transmission applications.

"Motorola Computer Group had a great year and with our acquisition of Blue Wave Systems, we expect to do even better in 2001," said Wayne Sennett, senior vice president and general manager, Motorola Computer Group. "We've been looking to quickly build our team and technologies to keep up with changes in the telecom industry. Acquiring Blue Wave Systems is a good start and we are confident that customers will see a positive impact from this collaboration. Motorola will also continue to explore ways to provide the necessary components to build high-availability telecommunications infrastructures. Our plan is to lead this market space as we become an invaluable resource to telecom OEMs around the world."

Commenting on this announcement, Rob Shaddock, president and chief executive officer of Blue Wave Systems said, "The ComStruct product range that we launched in 1999 is designed to be integrated with other products. This acquisition is a natural step forward from the strong relationship we have already established with Motorola Computer Group through our partnership programs. We serve many of the same telecommunications OEM customers and they have been asking for our ComStruct products in Motorola Computer Group's industry-leading, high-availability platforms. By combining forces, we are ensuring that we are at the forefront of delivering integrated solutions to our telecom customers and able to give those customers an even greater time-to-market advantage. At the same time, Motorola Computer Group's worldwide sales and support network will enable us to deliver higher levels of service and reach more customers."

John Hughes, vice president and director of the Motorola Computer Group telecommunications business, said, "This acquisition is another step in our telecommunications strategy to offer more complete solutions to our OEM customers, allowing them to focus on adding their unique applications and getting products to market in as little time as possible."

"With the telecommunications industry moving to packet architectures, signal processing is at the heart of the emerging 2.5G and 3G wireless networks that our customers are currently building. DSPs are crucial in the efforts to integrate traditional voice, wireline and wireless networks with the Internet. Acquiring Blue Wave Systems, will give Motorola Computer Group additional key components for our standard telecom platforms, which in turn will help us deliver highly integrated platforms that help give our customers the time-to-market advantage they're looking for."

Blue Wave Systems introduced the ComStruct line of high-performance DSP resource boards and Framework Architecture for Communication Technologies (FACT-TM-) software to meet the growing need for DSP functionality and versatility in telecommunications and data networks. Specialized DSP microprocessors are widely used for translating analog and digital signals and to

                                     -more-

MOTOROLA ACQUIRES BLUE WAVE..........................................PAGE 3 OF 4


handle media compression. The FACT package enables OEMs to manage ComStruct DSP resource boards through an application level interface instead of coding directly for the DSP. This streamlined software development methodology can shrink development cycles to as little as one-fifth of the time that it would take to work directly with the DSPs.

In connection with the execution of the merger agreement, Motorola entered into a voting agreement with certain stockholders of Blue Wave Systems, who collectively beneficially own approximately 7.96% of the Blue Wave Systems common shares, pursuant to which those stockholders agreed, among other things, to vote their shares in favor of the transaction at a special meeting of the Blue Wave Systems' stockholders to be called to vote upon the transaction. In addition, Blue Wave Systems has agreed to issue to Motorola a stock option exercisable under certain circumstances for newly issued shares equal to 19.9% of Blue Wave Systems' currently outstanding common shares.

The transaction, which is subject to regulatory approvals and approval of Blue Wave's stockholders, is expected to be completed during the second quarter of 2001.

ABOUT MOTOROLA

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 2000 were $37.6 billion. www.motorola.com

Motorola Computer Group (MCG) is the world's leading supplier of business-to-business embedded computing platforms for use in telecommunications, network storage, imaging, medical equipment, and semiconductor production and test equipment applications. It offers design, manufacturing, and systems integration capabilities, as well as a broad range of services and training. MCG is a business unit of the Motorola Integrated Electronic Systems Sector (IESS). IESS provides the DigitalDNA-TM- technology that helps make its customers' products smarter, safer, simpler and more synchronized. www.motorola.com/computer

ABOUT BLUE WAVE SYSTEMS INC.
Blue Wave Systems is a leading supplier of high-channel Digital Signal Processing (DSP) subsystems used in telecommunication infrastructure equipment, such as voice over packet (VoIP) gateways, digital wireless communications and intelligent peripherals. The ComStruct line of telecom infrastructure communication processing subsystems was launched in January 1999. At the heart of the ComStruct line is the company's FACT software, which enables the DSP subsystem to be rapidly and effectively deployed in a variety of carrier class telecom applications. Blue Wave


                                     -more-

MOTOROLA ACQUIRES BLUE WAVE..........................................PAGE 4 OF 4


Systems has been a market leader in DSP board-level products since 1983. Additional information about Blue Wave Systems is available at www.bluews.com

MOTOROLA and the stylized M Logo are registered trademarks of Motorola, Inc. All other product or service names are the property of their respective owners. -Registered Trademark- Reg. U.S. Pat. & Tm. Off.
-C- 2001 Motorola, Inc. All rights reserved.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.

Blue Wave Systems and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Blue Wave with respect to the transactions contemplated by the merger agreement. As of February 20, 2001, the executive officers and directors of Blue Wave as a group beneficially owned approximately 7.96% of Blue Wave Systems common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.

Information on Motorola Computer Group and on-line copies of this press release can be accessed at the following URL:

http://www.motorola.com/telecom


NOTES TO INVESTORS, MEDIA AND FINANCIAL ANALYSTS:

A conference call for investors, media and financial and industry analysts will be held at 10:30 AM EST on February 21 to discuss this announcement. Please check Business Wire for the alert.


                                      ###

                     PRESS RELEASE - European Media Markets


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Terri Thorson                       Don Crosbie
Motorola Computer Group             Blue Wave Systems Inc.
602-438-3287                        972-277-4609
terri.thorson@motorola.com          dcrosbie@bluews.com
--------------------------          -------------------


            MOTOROLA COMPUTER GROUP TO ACQUIRE BLUE WAVE SYSTEMS INC.

Acquisition of DSP Company To Enhance Motorola Computer Group's Time-to-Market
                        for Integrated Telecom Platforms

LONDON-FEBRUARY 21, 2001-Motorola, Inc. (NYSE: MOT) and Blue Wave Systems Inc. (NASDAQ: BWSI), a leading provider of high performance digital signal processor
(DSP) solutions to original equipment manufacturers (OEMs), announced today that they have signed a definitive merger agreement. Blue Wave brings important capabilities and technologies which, when combined with those of Motorola's Computer Group (MCG), will enable the delivery of a more robust integrated platform for telecommunications OEM customers building applications such as media and access gateways representing a significant time-to-market enhancement for those customers.

Motorola will exchange approximately 6.5 million common shares for the fully diluted common shares of Blue Wave, which is expected to have a total value between $135 million and $165 million. Each Blue Wave share will be exchanged for .3947 shares of Motorola common stock, provided that the average closing price for a share of Motorola common stock is less than or equal to $25.38 based on twenty trading day average. If the average Motorola price per share is greater than $25.38, then the exchange ratio will be determined by dividing $10.02 by the average Motorola price per share as described above. If the average Motorola price per share is less than $20.77, then Blue Wave may exit the transaction, unless Motorola agrees to issue additional shares to increase the transaction value to $135 million. Motorola also intends to roll over existing employee stock options into Motorola options based on the final exchange ratio. The merger, which was approved by the boards of both companies, is intended to be a tax-free reorganization. The acquisition will be accounted for as a purchase and is expected to be completed in the second quarter of 2001.

Blue Wave Systems, best known for its ComStruct-TM- software environment that speeds up digital signal processing (DSP) application development by as much as five-fold when compared to traditional methods, will continue its operations in Carrollton, Texas and in Loughborough, England.

Blue Wave Systems has approximately 130 employees in Carrollton, Texas and in Loughborough, UK. Motorola has more than 140,000 employees and Motorola Computer Group about 2,500 worldwide. Motorola is a major employer in the UK with over 10,000 people. Exports of L3.0 billion in 1999 make Motorola Ltd. one of the UK's largest exporters.

The company will become part of the telecommunications business of Motorola Computer Group, which provides embedded equipment for the world's top telecommunications OEMs running wireless, enterprise, networking and transmission applications.

"Motorola Computer Group had a great year and with our acquisition of Blue Wave Systems, we expect to do even better in 2001," said Wayne Sennett, senior vice president and general manager, Motorola Computer Group. "We've been looking to quickly build our team and technologies to keep up with changes in the telecom industry. Acquiring Blue Wave Systems, is a good start and we are confident that customers will see a positive impact from this collaboration. Motorola will also continue to explore ways to provide the necessary components to build high-availability telecommunications infrastructures. Our plan is to lead this market space as we become an invaluable resource to telecom OEMs around the world."

Commenting on this announcement, Rob Shaddock, president and chief executive officer of Blue Wave Systems said, "The ComStruct product range that we launched in 1999 is designed to be integrated with other products. This acquisition is a natural step forward from the strong relationship we have already established with Motorola Computer Group through our partnership programs. We serve many of the same telecommunications OEM customers and they have been asking for our ComStruct products in Motorola Computer Group's industry-leading, high-availability platforms. By combining forces, we are ensuring that we are at the forefront of delivering integrated solutions to our telecom customers and able to give those customers an even greater time-to-market advantage. At the same time, Motorola Computer Group's worldwide sales and support network will enable us to deliver higher levels of service and reach more customers."

John Hughes, vice president and director of the Motorola Computer Group telecommunications business, said, "This acquisition is another step in our telecommunications strategy to offer more complete solutions to our OEM customers, allowing them to focus on adding their unique applications and getting products to market in as little time as possible."

"With the telecommunications industry moving to packet architectures, signal processing is at the heart of the emerging 2.5G and 3G wireless networks that our customers are currently building. Also, DSPs are crucial in the efforts to integrate traditional voice, wireline and wireless networks with the Internet. Acquiring Blue Wave Systems will give Motorola Computer Group additional key components for our standard telecom platforms, which in turn will help us deliver highly integrated platforms that help give our customers the time-to-market advantage they're looking for."

Blue Wave Systems introduced the ComStruct line of high-performance DSP resource boards and Framework Architecture for Communication Technologies (FACT-TM-) software to meet the growing need for DSP functionality and versatility in telecommunications and data networks. Specialized DSP microprocessors are widely used for translating analog and digital signals and to handle media compression. The FACT package enables OEMs to manage ComStruct DSP resource boards through an application level interface instead of coding directly for the DSP. This streamlined software development methodology can shrink development cycles to as little as one-fifth of the time that it would take to work directly with the DSPs.

In connection with the execution of the merger agreement, Motorola entered into a voting agreement with certain stockholders of Blue Wave Systems who collectively beneficially own approximately 7.96% of the Blue Wave Systems common shares, pursuant to which those stockholders agreed, among other things, to vote their shares in favor of the transaction at a special meeting of the Blue Wave Systems' stockholders to be called to vote upon the transaction.
In addition, Blue Wave Systems has agreed to issue to Motorola a stock option exercisable under certain circumstances for newly issued shares equal to 19.9% of Blue Wave Systems' currently outstanding common shares.

The transaction, which is subject to regulatory approvals and approval of Blue Wave's stockholders, is expected to be completed during the second quarter of 2001.

ABOUT MOTOROLA

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 2000 were $37.6 billion. www.motorola.com

Motorola Computer Group (MCG) is the world's leading supplier of business-to-business embedded computing platforms for use in telecommunications, network storage, imaging, medical equipment, and semiconductor production and test equipment applications. It offers design, manufacturing, and systems integration capabilities, as well as a broad range of services and training. MCG is a business unit of the Motorola Integrated Electronic Systems Sector (IESS). IESS provides the DigitalDNA-TM- technology that helps make its customers' products smarter, safer, simpler and more synchronized. www.motorola.com/computer

ABOUT BLUE WAVE SYSTEMS INC.

Blue Wave Systems is a leading supplier of high-channel Digital Signal Processing (DSP) subsystems used in telecommunication infrastructure equipment, such as voice over packet (VoIP) gateways, digital wireless communications and intelligent peripherals. The ComStruct line of telecom infrastructure communication processing subsystems was launched in January 1999. At the heart of the ComStruct line is the company's FACT software, which enables the DSP subsystem to be rapidly and effectively deployed in a variety of carrier class telecom applications. Blue Wave Systems has been a market leader in DSP board-level products since 1983. Additional information about Blue Wave Systems is available at www.bluews.com

MOTOROLA and the stylized M Logo are registered trademarks of Motorola, Inc. All other product or service names are the property of their respective owners. -Registered Trademark- Reg. U.S. Pat. & Tm. Off.
-C- 2001 Motorola, Inc. All rights reserved.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.

Blue Wave Systems and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Blue Wave with respect to the transactions contemplated by the merger agreement. As of February 20, 2001, the executive officers and directors of Blue Wave as a group beneficially owned approximately 7.96% of Blue Wave Systems common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.

Information on Motorola Computer Group and on-line copies of this press release can be accessed at the following URL:

http://www.motorola.com/telecom


NOTES TO INVESTORS, MEDIA AND FINANCIAL ANALYSTS:

A conference call for investors, media and financial and industry analysts will be held at 10:30 AM EST on February 21 to discuss this announcement. Please check Business Wire for the alert.


                                      ###

                         BLUE WAVE SYSTEMS PRESS RELEASE


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Don Crosbie                                 Terri Thorson
Blue Wave Systems                           Motorola Computer Group
972-277-4609                                602-438-3287
dcrosbie@bluews.com                         terri.thorson@motorola.com
-------------------                         --------------------------


           BLUE WAVE SYSTEMS TO BE ACQUIRED BY MOTOROLA COMPUTER GROUP

Acquisition by Motorola of DSP Company to Enhance Motorola Computer Group's
                Time-to-Market for Integrated Telecom Platforms

DALLAS, Tex.- February 21, 2001 - - Motorola, Inc. (NYSE: MOT) and Blue Wave Systems Inc. (NASDAQ: BWSI), a leading provider of high performance digital signal processor (DSP) solutions to original equipment manufacturers (OEMs), announced today that they have signed a definitive merger agreement. Blue Wave brings important capabilities and technologies which, when combined with those of Motorola's Computer Group (MCG), will enable the delivery of a more robust integrated platform for telecommunications OEM customers building applications such as media and access gateways, representing a significant time-to-market enhancement for those customers.

Motorola will exchange approximately 6.5 million common shares for the fully diluted common shares of Blue Wave, which is expected to have a total value between $135 million and $165 million. Each Blue Wave share will be exchanged for .3947 shares of Motorola common stock, provided that the average closing price for a share of Motorola common stock is less than or equal to $25.38 based on a twenty trading day average. If the average Motorola price per share is greater than $25.38, then the exchange ratio will be determined by dividing $10.02 by the average Motorola price per share as described above. If the average Motorola price per share is less than $20.77, then Blue Wave may exit the transaction without penalty unless Motorola agrees to issue additional shares to increase the transaction value to $135 million. Motorola also intends to roll over existing employee stock options into Motorola options based on the final exchange ratio. The merger, which was approved by the boards of both companies, is intended to be a tax-free reorganization. The acquisition will be accounted for as a purchase and is expected to be completed in the second quarter of 2001.

Blue Wave Systems, best known for its ComStruct-TM- software environment that speeds up digital signal processing (DSP) application development by as much as five-fold when compared to traditional methods, will continue its operations in Carrollton, Texas and in Loughborough, England.

The company will become part of the telecommunications business of Motorola Computer Group, which provides embedded equipment for the world's top telecommunications OEMs running wireless, enterprise, networking and transmission applications.

"Motorola Computer Group had a great year and with our acquisition of Blue Wave Systems, we expect to do even better in 2001," said Wayne Sennett, senior vice president and general manager, Motorola Computer Group. "We've been looking to quickly build our team and technologies to keep up with changes in the telecom industry. Acquiring Blue Wave Systems is a good start and we are confident that customers will see a positive impact from this collaboration. Motorola will also continue to explore ways to provide the necessary components to build high-availability telecommunications infrastructures. Our plan is to lead this market space as we become an invaluable resource to telecom OEMs around the world."

Commenting on this announcement, Rob Shaddock, president and chief executive officer of Blue Wave Systems, said, "The ComStruct product range that we launched in 1999 is designed to be integrated with other products. This acquisition is a natural step forward from the strong relationship we have already established with Motorola Computer Group through our partnership programs. We serve many of the same telecommunications OEM customers and they have been asking for our ComStruct products in Motorola Computer Group's industry-leading, high-availability platforms. By combining forces, we are ensuring that we are at the forefront of delivering integrated solutions to our telecom customers and able to give those customers an even greater time-to-market advantage. At the same time, Motorola Computer Group's worldwide sales and support network will enable us to deliver higher levels of service and reach more customers."

John Hughes, vice president and director of the Motorola Computer Group telecommunications business, said, "This acquisition is another step in our telecommunications strategy to offer more complete solutions to our OEM customers, allowing them to focus on adding their unique applications and getting products to market in as little time as possible."

"With the telecommunications industry moving to packet architectures, signal processing is at the heart of the emerging 2.5G and 3G wireless networks that our customers are currently building. DSPs are crucial in the efforts to integrate traditional voice, wireline and wireless networks with the Internet. Acquiring Blue Wave Systems will give Motorola Computer Group additional key components for our standard telecom platforms, which in turn will help us deliver highly integrated platforms that help give our customers the time-to-market advantage they're looking for."

Blue Wave Systems introduced the ComStruct line of high-performance DSP resource boards and Framework Architecture for Communication Technologies (FACT-TM-) software to meet the growing need for DSP functionality and versatility in telecommunications and data networks. Specialized DSP microprocessors are widely used for translating analog and digital signals and to handle media compression. The FACT package enables OEMs to manage ComStruct DSP resource boards through an application level interface instead of coding directly for the DSP. This streamlined software development methodology can shrink development cycles to as little as one-fifth of the time that it would take to work directly with the DSPs.

In connection with the execution of the merger agreement, Motorola entered into a voting agreement with certain stockholders of Blue Wave Systems who collectively beneficially own approximately 7.96% of the Blue Wave Systems common shares, pursuant to which those stockholders agreed, among other things, to vote their shares in favor of the transaction at a special meeting of the Blue Wave Systems' stockholders to be called to vote upon the transaction. In addition, Blue Wave Systems has agreed to issue to Motorola a stock option exercisable under certain circumstances for newly issued shares equal to 19.9% of Blue Wave Systems' currently outstanding common shares.

The transaction, which is subject to regulatory approvals and approval of Blue Wave's stockholders, is expected to be completed during the second quarter of 2001.

ABOUT BLUE WAVE SYSTEMS INC.

Blue Wave Systems is a leading supplier of high-channel Digital Signal Processing (DSP) subsystems used in telecommunication infrastructure equipment, such as voice over packet (VoIP) gateways, digital wireless communications and intelligent peripherals. The ComStruct line of telecom infrastructure communication processing subsystems was launched in January 1999. At the heart of the ComStruct line is the company's FACT software, which enables the DSP subsystem to be rapidly and effectively deployed in a variety of carrier class telecom applications. Blue Wave Systems has been a market leader in DSP board-level products since 1983. Additional information about Blue Wave Systems is available at www.bluews.com

ABOUT MOTOROLA

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 2000 were $37.6 billion. www.motorola.com

Motorola Computer Group (MCG) is the world's leading supplier of business-to-business embedded computing platforms for use in telecommunications, network storage, imaging, medical equipment, and semiconductor production and test equipment applications. It offers design, manufacturing, and systems integration capabilities, as well as a broad range of services and training. MCG is a business unit of the Motorola Integrated Electronic Systems Sector (IESS). IESS provides the DigitalDNA-TM- technology that helps make its customers' products smarter, safer, simpler and more synchronized. www.motorola.com/computer

MOTOROLA and the stylized M Logo are registered trademarks of Motorola, Inc. All other product or service names are the property of their respective owners. -Registered Trademark- Reg. U.S. Pat. & Tm. Off.
-C- 2001 Motorola, Inc. All rights reserved.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.

Blue Wave Systems and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Blue Wave with respect to the transactions contemplated by the merger agreement. As of February 20, 2001, the executive officers and directors of Blue Wave as a group beneficially owned approximately 7.96% of Blue Wave Systems common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.


Information on Blue Wave Systems and on-line copies of this press release can be accessed at the following URL:

http://www.bluews.com


NOTES TO INVESTORS, MEDIA AND FINANCIAL ANALYSTS

A conference call for investors, media and financial and industry analysts will be held at 10:30 AM EST on February 21 to discuss this announcement. Please check Business Wire for the alert.


                                     ###

[The following is the dial-in information for a conference call regarding the proposed acquisition by Motorola, Inc. of Blue Wave Systems Inc.]

                         MOTOROLA COMPUTER GROUP TO HOLD
        CONFERENCE CALL TO DISCUSS ACQUISITION OF DSP SUPPLIER, BLUE WAVE
                           SYSTEMS INC. (NASDAQ:BWSI)

                                FEBRUARY 21, 2001

                                 10:30 AM (EST)


On February 21, 2001, Motorola Computer Group will host a teleconference call for investors, media and the financial and industry analyst community at 10:30 AM (EST) to discuss its announced agreement to acquire of Blue Wave Systems Inc. this morning. A question and answer session will be conducted following a short presentation by Wayne Sennett, senior vice president and general manager, Motorola Computer Group and Rob Shaddock, president and CEO, Blue Wave Systems.


WHO:      Motorola Computer Group  (NYSE: MOT)

TIME:     February 21, 2001

          10:30 AM - 11:30 AM (EST)

CALL-IN   U.S.:  888.229.5029
NUMBERS:  International:  706.679.5492


CONFIRM:  Motorola conference call, reference #110254

RSVP:     Lisa Grell
          MCA Public Relations
          480-874-2899
          lgrell@mcapr.com


WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS INC. WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.